
Upstart Colt
HEADING TO HISTORIC 2024 DERBY/OAKS-WINNING TRAINER

$121 INVEST

Offered by DALMORE

"HE'S GOT AN **AIRCRAFT CARRIER BODY** AND SHOULD BE ABLE TO COMPETE AT THE **HIGHEST LEVELS.**"

- KENNY MCPEEK, TRAINER


TRAINER OF THORPEDO ANNA & MYSTIK DAN
2024 KENTUCKY DERBY & KENTUCKY OAKS WINNERS


Colt


KENNY MCPEEK


RACING CIRCUIT

MyRacehorse picked up this leggy Upstart colt with plenty of upside for $300,000 at Fasig-Tipton Saratoga. Then struck a deal to partner with none other than this year's G1 Kentucky Derby and G1 Kentucky Oaks-winning conditioner Kenny McPeek.

READ FULL OVERVIEW HERE

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]




UPSTART
FLATTER
PARTY SILKS
PERFECT IMPRESSION
SHACKLEFORD
PERFECT PAULA

SEE FULL PEDIGREE HERE

MEDIA



FINANCIALS

$121	$363,000	60%	0.02%


$40.60
$44.40
$2.72
$15.13
$18.15

- ASSET COST

  Includes the initial purchase price of the horse plus any sales tax and the associated bloodstock fee. Series Perfect Impression 25 owns 60% of the underlying asset, which was purchased at auction for $300,000.00, plus a 5% bloodstock fee. Series Perfect Impression 25 consists of 3,000 shares.
- BROKERAGE FEE
- MANAGEMENT AND DUE DILIGENCE FEE
- ORGANIZATIONAL AND EXPERIENTIAL FEE
- OPERATING EXPENSE RESERVE

The target raise for this offering is $90,750, and the maximum raise is $363,000. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $363,000

$121 INVEST

Offered by DALMORE

FREQUENTLY ASKED QUESTIONS

How is Reg CF different from other MyRacehorse offerings?

[illegible]

[illegible]

Why buy a racehorse through crowdfunding?

What types of securities can I buy on this site?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

What information does this site collect from issuers related to their offering?

What happens if a horse does not reach its funding goal?

How can I learn more about a horses offering?

Can I cancel my investment?

How do I contact someone from MyRacehorse?

Where can I learn more about investing in Reg CF offerings?

[illegible]

NOTICES

DALMORE